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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

           (Amendment No. 1 as to Mr. William T. Comfort, III and
               Amendment No. 7 as to LDN Stuyvie Partnership)


                      J.L. HALSEY CORPORATION (JLHY.OB)
           --------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  46622H 10 3
           --------------------------------------------------------
                                 (CUSIP Number)

                           WILLIAM T. COMFORT, III
                               30 CHEYNE WALK
                        LONDON, SW3 5HH, UNITED KINGDOM
                               44-207-986-5969
           --------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JANUARY 8, 2003
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP No. 4662HH 10.3
          -----------
------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS.
     Mr. William T. Comfort, III
     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     AF
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY                     4,170,000
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      15,216,955
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  4,170,000
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  15,216,955
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     19,386,955
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     23.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

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CUSIP No. 4662HH 10.3
          -----------
------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS.
     LDN Stuyvie Partnership

     I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)
     73-1526937
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     Oklahoma
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (7) SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (8) SHARED VOTING POWER
 PERSON WITH                      15,216,955
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  15,216,955
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,216,955
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     18.5%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     PN
-------------------------------------------------------------------------------
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ----------------------------------------
                                       (Date

                                       ----------------------------------------
                                       (Signature)

                                       ----------------------------------------
                                       (Name/Title)


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     This Amendment No. 1 to Schedule 13D amends and supplements Items
1-7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the SEC) on or about January 3, 2003 by William T. Comfort, III (Mr. Comfort), with respect to the Common Stock, $0.01 par value (Common Stock), of J. L. Halsey Corporation (the Issuer).
On January 8, 2003, Mr. Comfort  became the  general  partner of LDN
Stuyvie Partnership (the Partnership, and together with Mr. Comfort, the Reporting Persons), which Partnership already held shares of Common Stock of the Issuer. Concurrently with Mr. Comfort's becoming the general partner of the Partnership, the Partnership purchased additional shares of Common Stock of the Issuer as described in Item 3 hereof. The Partnership has previously filed a Schedule 13D with respect to the Issuer (formerly known as NovaCare Inc.) on October 6, 1999, which was amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, and January 12, 2000. Each capitalized term used herein and not otherwise defined has the meaning given and form in Mr. Comfort's original Schedule 13D. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 1.           Security and Issuer

The class of equity security to which this Schedule 13D relates is common stock, $0.01 par value (the "Common Stock"), of the Issuer. The address of the Issuer's principal place of business is 2325-B Renaissance Drive, Suite 21, Las Vegas, NV 89119.

Item 2.           Identity and Background

          (a-c, f)      This Statement is being filed by Mr. Comfort and the
                  Partnership.

                        William T. Comfort, III is a Director and Chairman of
                   the Board of Directors of the Issuer. Mr. Comfort's principal business office is 30 Cheyne Walk, London, SW3 5HH, United Kingdom. The principal business of the Issuer consists of managing litigation against it and attempting to realize its remaining assets. Mr. Comfort has served as a member of the board of Ergo Science Corporation, a Delaware corporation, since January 2001. On January 8, 2003, Mr. Comfort became the General Partner of LDN Stuyvie Partnership. Mr. Comfort is a citizen of the United States of America.

                        The Partnership is an Oklahoma limited partnership. The
                   address of its principal business office is 30 Cheyne Walk, London, SW3 5HH, United Kingdom. The Partnership was formed to, and is principally engaged in, the business of investing in the Issuer.

            (d - e)     Neither Reporting Person, during the last five
                   years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
                   (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to judgment, decree or

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                   final order enjoining future violations of, or
                   prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

          On January 8, 2003, Mr. Comfort replaced Mr. Stuyvesant P. Comfort as general partner of the Partnership. Mr. Comfort previously owned 4,170,000 shares of Common Stock of the Issuer. No consideration was paid for the substitution. The Limited Partnership Agreement gives the voting and disposition authority rights to the general partner.

          On January 8, 2003, the Partnership purchased from Texas Addison Limited Partnership, a Texas limited partnership ("Addison"), 4,170,000 shares of Common Stock of the Issuer held by Addison for a purchase price of $0.2676 per share pursuant to a stock purchase agreement executed concurrently with the purchase. The Partnership used its own funds to purchase the Common Stock.

Item 4.           Purpose of Transaction

                        The purpose of the purchase transaction described in
                   Item 3 was to allow (i) the Partnership to acquire a larger interest in the Issuer and (ii) Addison to dispose of a portion of its interest. The purpose of the substitution of the general partner of the Partnership was to appoint a person with more involvement in the Partnership.

                        Each Reporting Person is aware that the Issuer is in the
                   process of determining whether it is in the best interests of its stockholders for the Issuer to become an investment company under the Investment Company Act of 1940 in order to achieve a higher return on the Issuer's assets. As of the date of this filing, however, there are no specific plans or proposals of either Reporting Person which relate to or would result in:
         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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         (e)      Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Act; or

         (j)      Any act similar to any of those enumerated above.

          Each Reporting Person reserves the right to change the purpose of his or its investment, and to acquire or dispose of Common Stock, at any time.

Item 5.           Interest in Securities of Issuer

         (a)

                   (1) Mr. Comfort may be deemed to beneficially own in the aggregate 19,386,955 shares of Common Stock of the Issuer, representing approximately 23.6% of the outstanding shares of Common Stock of the Issuer. Of such shares, Mr. Comfort has sole voting and dispositive power with respect to 4,170,000 shares, and shared voting and dispositive power with respect to 15,216,955 shares as the general partner of the Partnership.

                   (2) The Partnership may be deemed to beneficially own in the aggregate 15,216,955 shares of Common Stock of the Issuer, representing approximately 18.5% of the outstanding shares of Common Stock of the Issuer. Of such shares, the Partnership has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 15,216,955 shares.

         (b)

                   (1) Of the 4,170,000 shares of Common Stock of the Issuer for which Mr. Comfort has sole voting and dispositive power, all such shares are held of record by Mr. Comfort. Of the 15,216,955 shares of Common Stock of the Issuer over which Mr. Comfort has shared voting and dispositive power, all such shares are held of record by the Partnership.

                   (2) Of the 15,216,955 shares of Common Stock of the Issuer of which the Partnership has shared voting and dispositive power, all such shares are held of record by the Partnership.

         (c)      None except as set forth in Item 3.

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Item 6.           Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer

                  See Item 3.

Item 7.           Material to be Filed as Exhibits

         10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Partnership to William T. Comfort, III (previously filed as Exhibit 10.1 to Schedule 13D filed by William T. Comfort, III on January 3, 2003, and is incorporated by reference thereto).

         10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003.*

         99.1 Joint Filing Statement dated January 10, 2003, among the Reporting Persons.*





----------------------------
*  Filed herewith

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 2003                   /s/ William T. Comfort, III
      ------------------                  ---------------------------
                                          Signature

                                          William T. Comfort, III
                                          ---------------------------
                                          Name/Title

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                LDN STUYVIE PARTNERSHIP


Date:  January 10, 2003                         By: /s/ William T. Comfort, III
       ------------------                           -------------------------
                                                Name:  William T. Comfort, III
                                                Title:  General Partner

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                                  EXHIBIT INDEX

10.1 Option to purchase 4,170,000 shares of the Issuer's Common Stock granted by Texas Addison Partnership to William T. Comfort, III (previously filed as Exhibit 10.1 to Schedule 13D filed by William T. Comfort, III on January 3, 2003, and is incorporated by reference thereto).

10.2 Stock Purchase Agreement between Addison and the Partnership, dated January 8, 2003, whereby Addison agreed to sell and the Partnership agreed to purchase 4,170,000 shares of Common Stock of the Company held by Addison at an exercise price of $0.2676 per share (such exercise price was negotiated between the parties).*

99.1      Joint Filing Statement dated January 10, 2003, among the Reporting
          Persons.*







----------------------
* Filed herewith